Filed by Buckeye GP Holdings L.P. pursuant to Rule 425 under the
Securities Act of 1933 and
deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934
Subject Company: Buckeye GP Holdings L.P.
Commission File No.: 001-32963

Buckeye Partners, LP and Buckeye GP Holdings Third Quarter 2010 Financial Results
Monday, November 8, 2010 — 11:00 AM ET
CORPORATE PARTICIPANTS
Forrest E. Wylie
Chairman and Chief Executive Officer
Keith St. Clair
Senior Vice-President and Chief Financial Officer
Clark Smith
President and Chief Operating Officer
William Schmidt
Vice-President and General Counsel
Khalid Muslih
President Development & Logistics; Vice-President Corporate Development
CONFERENCE CALL PARTICIPANTS
Michael Cerasoli
Goldman Sachs
Brian Zarahn
Barclays Capital
Michael Blum
Wells Fargo
Selman Akyol
Stifel Nicolaus
John Tysseland
Citigroup
Jeremy Tonet
UBS
PRESENTATION
Operator
Good morning, everyone and welcome to the Buckeye Partners and Buckeye GP Holdings Third Quarter 2010 Financial Results Conference Call. Today’s call is being recorded. At this time I’d like to turn the call over to Forrest E. Wylie, Chairman and Chief Executive Officer for introductory remarks.
Forrest E. Wylie, Chairman and Chief Executive Officer
Thanks Joe and welcome everyone, to Buckeye Partners, LP and Buckeye GP Holdings LP Third Quarter 2010 Analyst Conference Call. Also speaking on the call today will be Keith St. Clair, our Senior Vice-President and Chief Financial Officer; and Clark Smith, our President and Chief Operating Officer. After I make some introductory remarks, Keith will review the financial results for both Buckeye Partners, LP and Buckeye GP Holdings LP, which we’ll refer to as BGH and Clark will discuss operating highlights for the quarter.
Also on the call today are Khalid Muslih, Todd Johnson, Bob Malecky, Jeff Beason and Bill Schmidt. Following our prepared remarks we’ll open the call to questions but first, I’d like Bill to provide our forward-looking statements disclaimer, please.
William Schmidt, Vice-President and General Counsel
Thanks Forrest. Before we begin I’d like to remind everyone that we may make statements on the call that could be construed as forward-looking statements as defined by the SEC. Future results are subject to numerous contingencies, many of which are outside our control and any forward-looking statements we make are qualified by the risk factors and other information set forth in our Form 10-K for the year ended December 31, 2009 and our most recent Form 10-Q. Each is filed with the SEC.
In addition, during the call we will be discussing Buckeye Partners’ adjusted EBITDA and distributable cash flow, both of which are non-GAAP measures. A reconciliation of these non-GAAP measures to the most directly comparable GAAP measures is included in the press release that we issued earlier this morning and is posted on the Investor Center section of Buckeye Partners’ website at www.buckeye.com. Also, unless we indicate otherwise, all financial results we discuss on today’s call will be those of Buckeye Partners, LP.
With that, I’ll turn the call back to Forrest.
Forrest E. Wylie, Chairman and Chief Executive Officer
Thanks Bill. Earlier this morning Buckeye reported improved third quarter financial results which reflect the progress we are making in executing on our key strategies. We achieved additional success in spreading

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Buckeye Partners, LP and Buckeye GP Holdings Third Quarter 2010 Financial Results
Monday, November 8, 2010 — 11:00 AM ET
the commercial culture throughout our organization and are seeing positive examples of our work toward becoming the best-in-class asset manager.
Since our last call we have also taken significant steps towards expanding our asset base. The results of these efforts are clear in our financial performance for the quarter. Net income increased 5.7 percent to $61.2 million or $0.93 per unit, from $57.9 million or $0.89 per unit in the year ago quarter. Adjusted EBITDA was up even more, up 7.3 percent over last year. As most of you are aware, we view adjusted EBITDA as the most important measurement of our financial performance.
We’re also pleased to have announced our 26th consecutive increase in the distribution rate to $0.975 per limited partner unit, payable November 30, 2010, representing a 5.4 percent increase over the rate paid for the third quarter of 2009. Distributable cash flow in the third quarter was 1.1 times the distribution declared for the quarter, and for the last 12 months our coverage was 1.1 times the distributions declared.
Once again, our Terminalling & Storage segment was the largest driver of the increase in adjusted EBITDA as we are benefitting both from growth and acquisition capital that has been deployed in the segment. The Pipeline Operations segment’s performance was particularly noteworthy as year-over-year volumes increased for the first time since the second quarter of 2007, up 2.6 percent in total, excluding the impacts of the volumes on the NGL line sold in January of this year.
Year-over-year volumes for the month of October increased 7.8 percent, so we’re continuing to see the strength in the overall volume metric improvement on our systems. Diesel fuel transportation volumes, which we believe to be a leading indicator of economic recovery, remain encouraging, up 18.6 percent for the third quarter and up 11.8 percent for the first nine months of 2010 over the same periods last year. Although still marginally below last year’s level, gasoline volumes are trending mostly positive.
As expected, our Natural Gas Storage segment’s results were impacted by low natural gas prices and compressed seasonal spreads. As a result, the segment’s financial performance declined from year ago levels due primarily to lower net contributions from health services activities and lower lease rates on re-contracted storage capacity. The current market conditions represent challenges for all storage assets but we remain confident that the Lodi storage complex is well positioned to benefit significantly when the market environment improves.
During the third quarter, Buckeye Energy Services continued to demonstrate its effectiveness in further optimizing our assets by increasing volumes across our system and driving improved asset utilization. BES’s revenue more than doubled in the third quarter compared to the prior year, as volumes sold increased approximately 100 percent over prior year periods. This growth is the result of BES’s ability to continue to find opportunities to improve the asset utilization at Buckeye.
Before Keith gives his review of the quarter’s performance in more detail I’d like to provide some perspective on a few other topics. Given the events in the Gulf of Mexico and the Great Lakes region earlier this year, and other environmental challenges faced by our industry, I wanted to highlight our ongoing commitment to operational integrity of our system. Although this commitment is not new to Buckeye, health, safety and the environment issues have become even more visible to the public, investors, regulators, and legislators.
At the core of our HSE approach is a culture of safety. We act on that commitment daily through our training, supervision, compliance with PHMSA, and state regulations and asset management practices that focus on preventative maintenance. We work to identify and resolve potential equipment discrepancies before they become real problems. As a result, we protect our employees, neighbours, the environment and our business.
We also are making progress in our ongoing commitment to grow our asset base. For instance, this last Friday we completed the acquisition of a refined petroleum products terminal in Opelousas, Louisiana which furthers our geographical diversification by giving us access to a growth market outside our existing footprint.
We also recently announced an agreement to purchase a refined products terminal in Puerto Rico from Shell, which marks our initial entry into the markets beyond the continental US. These acquisitions are expected to immediately increase distributable cash flow. These transactions follow the August acquisition of additional interest in West Shore Pipeline Company, raising our stakes nearly 35 percent from less than 25 percent.
As you are well aware, the unit holder meeting for the vote on proposed merger of BPL and BGH is scheduled for next week, November 16. As we have emphasized previously, this merger will yield many benefits. It will enhance our ability to increase our distributions, strengthen our corporate governance, and most importantly, facilitate our strategy to grow our asset base by reducing our cost of capital.

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It’s important to note that since we announced our merger, several other MLPs have set forth restructuring plans also. We firmly believe the merger is the best decision for us. After the announcements by peer companies, we now view our planned merger as an imperative to compete with the growing number of acquisition opportunities we see coming to the market. Although we don’t know the results until the votes are counted, we’re confident the unit holders will see the value of this merger and support it.
With this, I’ll turn this over to Keith for the quarter’s performance. Keith?
Keith St. Clair, Senior Vice-President and Chief Financial Officer
Thank you, Forrest and good morning everyone. Before I begin a review of the financial results, I want to remind everyone that unless I indicate otherwise, the financial results I’m discussing are those of Buckeye Partners, LP. Additionally, when comparing the 2010 results to the prior year, the 2009 results will be adjusted to reflect the add-back of $72.5 million of an asset impairment charge and $29.1 million of reorganization expenses that were recorded in 2009.
Consolidated revenues for the third quarter of 2010 totalled $734.9 million compared with $423.4 million the year before, primarily attributable to revenues of the energy services segment more than doubling during the 2010 period.
Operating expenses rose modestly to $67.3 million from $65.5 million last year, while general administrative expense totalled $9.5 million in 2010 compared with $8.2 million a year ago.
Operating income increased 7.4 percent to $81.6 million from $76 million in the prior year.
Net income attributable to Buckeye’s unit holders for the third quarter of 2010 was $61.2 million, or $0.93 per LP unit compared with $57.9 million or $0.89 per LP unit in the prior year. The diluted weighted average number of LP units outstanding during the third quarter of 2010 and 2009 was 51.5 million.
Third quarter adjusted EBITDA totalled $102.1 million or 7.3 percent improvement over $95.2 million a year ago.
Now I would like to review the contribution of each segment to adjusted EBITDA. In our Pipeline Operations segment, adjusted EBITDA totalled $62.8 million versus $55.8 million the year before. As a percentage of revenue, adjusted EBITDA increased to 60.6 percent from 57.6 percent in the prior year, illustrating more effective utilization of our assets.
Revenues in this segment increased 7.1 percent to $103.6 million from $96.7 million in the prior year. The segment’s total cost and expenses, excluding depreciation and amortization were down $1.1 million and operating income of $49.9 million was up 17.4 percent over the prior year.
As Forrest noted, excluding the impact of the NGL line which we sold in January of 2010, volumes on our pipes were up 2.6 percent year-over-year, reflecting continued strength in distillates and positive trends in gasoline and jet fuel.
Once again the Terminalling & Storage segment had an outstanding quarter as adjusted EBITDA grew more than 35 percent to $26.8 million from $19.8 million a year ago. The Terminalling segment also saw substantial improvement in adjusted EBITDA margins, posting 64 percent for the quarter versus 58.4 percent for the same period last year.
Revenues for the third quarter were $41.9 million, representing a 23.2 percent increase over the prior year. Terminalling volumes totalled 566,200 barrels per day in the third quarter of 2010, versus 472,000 barrels per day in 2009, an increase of nearly 20 percent. Excluding volumes attributable to assets acquired in the fourth quarter of 2009, volumes were up 4.4 percent over the third quarter of 2009. Also contributing to the increase in revenue was increased storage revenue of approximately $2 million, a portion of which was identified as part of our best practices initiatives. Operating expenses were up modestly, reflecting the costs associated with acquired assets.
In our Natural Gas Storage segment, adjusted EBITDA was $5.8 million compared with $10.3 million in the third quarter of 2009. Net operating revenues, after subtracting the cost of hub services, declined $7.7 million from the third quarter of 2009. This decrease was driven by compressed seasonal spreads which adversely impacted the hub services contribution, combined with lower average re-contracting rates.
In our Energy Services segment, adjusted EBITDA was $4.6 million for the third quarter of 2010, a decrease of $2.5 million from $7.1 million in the third quarter of 2009. Revenues more than doubled to $567 million from $258 million the year before. Product sales volumes totalled

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Buckeye Partners, LP and Buckeye GP Holdings Third Quarter 2010 Financial Results
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278 million gallons in the third quarter of 2010, more than double the level of 2009. Rack margins continued to be lower than the prior year but we did realize some benefit from our inventory optimization activities.
During the quarter the Energy Services segment contributed a record $9.4 million of revenue to Buckeye’s pipeline and terminal segments, promoting increased utilization of these assets, which again is a key element of the Buckeye strategy.
Wrapping up the segment review, our Development & Logistics segment generated $2 million of adjusted EBITDA in the third quarter, in line with the levels of the prior year.
Now, turning to our balance sheet, we ended the quarter with $13.3 million in cash and long term debt of $1.4 billion. We continue to show improvement in our credit metrics. At September 30, 2010, our ratio of net long term debt to adjusted EBITDA over the last 12 months was 3.64 times, and our adjusted EBITDA to interest ratio was 4.57 times. Borrowing on our revolving credit facility was $20 million at the end of the quarter with a total committed capacity of $580 million. As Forrest noted, our distribution coverage ratio for the quarter was 1.11 times.
Given our solid financial position and ample liquidity position, Buckeye maintains strong financial footing to capitalize on market opportunities and, as we have consistently pointed out, we’ll be even better positioned upon completion of our merger with BGH.
To finish the review of BPL, in the third quarter Buckeye spent $9.3 million on maintenance capital expenditures and $12.4 million on revenue generation and cost-reduction capital projects. We expect capital spending to total between $70 and $90 million for the full year of 2010, with $25 to $35 million to be on maintenance, capital expenditures and $45 to $55 million on expansion related projects.
Now let me move to the financial results for Buckeye GP Holdings, LP, or BGH, for the third quarter of 2010. Since BGH derives all of its cash flows from the performance of Buckeye Partners, LP, there is no need to repeat the detailed business review. I will just give you the following relevant financial statistics.
During the third quarter of 2010, BGH received $13.7 million in distributions from Buckeye Partners, compared with $12.6 million a year ago. Expenses specifically attributable to BGH totalled $1.9 million for the quarter, compared with $1.7 million in the prior year. Based on these results, the Board of Directors of BGH approved a quarterly distribution of $0.47 per common unit, representing a 4.4 percent increase from the most recent distribution paid in August of 2010, and an increase of $0.08 per unit, or 20.5 percent, over the quarterly distribution of $0.39 paid in November of last year.
Now Clark Smith, our President and COO, will provide some additional insight regarding third quarter operating results for Buckeye Partners.
Clark Smith, President and Chief Operating Officer
Thanks, Keith, and good morning.
Let me begin with saying that Buckeye had a great quarter in terms of both operations and safety. As Forrest indicated, we are committed to continuing to operate our assets at an increasingly higher standard.
Safety and environmental compliance are core values and the highest priorities at Buckeye. We take a proactive approach to performing risk assessments of our assets and are especially focused on our emergency response management. We recently completed a detailed assessment of our pipeline system. We performed nearly 40 emergency response drills across our field operations this year, and we’ll be holding a company-wide emergency response summit this week.
In addition to Buckeye’s strong financial performance in the third quarter, we are seeing growth opportunities in every segment of Buckeye’s businesses. We are constantly identifying and working on projects around our current assets and pursuing new acquisitions. Starting with our Pipeline segment, for the third consecutive quarter, pipeline volumes increased. Overall pipeline volume was up 2.6 percent from the third quarter of 2009. This is the first year-over-year quarterly increase in pipeline volume on Buckeye’s system since the second quarter of 2007.
Diesel fuel has been the strongest performer with year-over-year growth throughout 2010. In the third quarter alone diesel fuel demand on the Buckeye system increased 19 percent compared to the third quarter of last year. This is a positive sign that the economy is improving, particularly around the trucking and rail sectors in the Buckeye service regions. As Forrest mentioned, we are seeing continued growth in our October pipeline volumes as well, which were up 7.8 percent year-over-year. This includes a 4.3 percent increase in gasoline for October which makes up about 50 percent of our total throughput.

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Buckeye’s Terminal & Storage segment continues to achieve record volumes and earnings. Terminal volumes increased 20 percent in the third quarter compared to the same quarter last year. As a result, Terminalling & Storage adjusted EBITDA increased 35 percent year-over-year. As examples, our Chicago facilities, which are part of Buckeye’s expanding Chicago hub, reached record volumes of 85,000 barrels per day in September, up from the previous record of 63,000 barrels per day in June. Another example of our growth is in our ethanol shipments at Albany which are up 26 percent year-over-year. Our Albany rail expansion should be completed by year end and will give us a 20 percent uplift in total ethanol shipping capacity going forward.
We just announced two more terminal acquisitions that will each expand our geographic footprint and provide a means to accelerate our growth. The first is our agreement to acquire a refined products terminal facility on the southeast coast of Puerto Rico from an affiliate of Royal Dutch Shell for $36 million. The terminal facility includes approximately 44 storage tanks with 4.6 million barrels of clean products, fuel oil, and crude storage capacity. The agreement includes a long term supply and terminalling commitment from Shell and will immediately increase our distributable cash flow. We fully expect to generate even more value in the future as we implement Buckeye’s best-practices model in Puerto Rico.
When the transaction closes, it will be our first operation outside of the continental United States and is a key step for Buckeye’s expansion and diversification efforts, which will eventually include international opportunities. One metric that I would like to highlight is the overall growth in Buckeye’s refined product storage capacity. The acquisition in Puerto Rico will push our total terminal capacity to 30 million barrels which represents a 5-year, compound annual growth rate of 12 percent.
We also recently announced the completed purchase of a refined products terminal in Opelousas, Louisiana, for $13 million from Chevron. The terminal’s location between Lafayette and Alexandria, Louisiana, furthers our geographical diversification efforts by allowing us to participate in growth markets outside our existing system footprint. This accretive transaction will create additional synergies between our Terminalling & Storage business segment and Buckeye’s Development & Logistics, which currently operates or maintains approximately 2,400 miles of pipeline in the Gulf Coast region.
With respect to Buckeye’s development initiatives, I would like to provide you a brief update on the Marcellus Union NGL pipeline project that we announced earlier in the year. We are working closely with Nova Chemicals to secure long term transportation and supply commitments and we are making good progress. Based on input from the producers, our plants have shifted to building an ethane-only pipeline that fits what Buckeye, Nova and the producers require to meet one of the industry solutions to the NGL over-supply situation in the Marcellus. Buckeye is nearing completion of our Phase II engineering and is well positioned to move this project toward implementation. We will continue to provide you with updates as the project progresses.
With respect to the Energy Services segment, Buckeye’s refined product sales volumes doubled year-over-year to 278 million gallons. The Energy Services segment produced standalone adjusted EBITDA of $4.6 million, but as Keith mentioned, Buckeye Energy Services also transported and stored record volumes through our pipelines and terminals in the third quarter. Another growth strategy in both Buckeye and Energy Services involves our push into bio-fuels marketing, bio-fuels project development.
During the quarter, Energy Services sales volumes of bio-fuels increased 100 percent year-over-year to nearly 20 million gallons across the system. Bio-fuels will make an increasing contribution to Buckeye’s earnings going forward. As we have stated in the past, Energy Services has been a catalyst to improving the utilization of our pipeline and terminal facilities and is a real success story in the Buckeye business model.
While the natural gas markets continue to struggle, our natural gas storage operation continues to contribute to adjusted EBITDA, although not at the level we would like. Short-term storage economics have weakened but we expect the storage and values to cycle back up as natural gas demand and supply fundamentals re-balance and pricing volatility ratchets up.
With the recent capital improvements at Kirby Hills, our Lodi storage facility is in an excellent position to benefit from improved pricing. We are actively working on several projects to optimize the capacity of existing facilities. For example, we are in the middle of shooting new 3D seismic data at the Lodi field, which should improve our understanding of the reservoir and thereby allow us to maximize the working capacity.
Finally, turning to our successful gain share program which I’ve discussed with you in the past, I wanted to note that we achieved a major milestone in the third quarter by hitting $1 million in total gain share awards to our employees since this introduction of this program in August of 2009. A total of 420 employees at Buckeye

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have received awards for their ideas to reduce costs or increase revenue. This cultural change to a more commercially-focused company is creating new and added value for our unitholders. Buckeye’s employees continue to be the difference in Buckeye’s success and our goal of moving our operations toward best-in-class.
That concludes my remarks. We will now open the call for your questions. Joe?
QUESTION AND ANSWER SESSION
Operator
Thank you. For telephone participants, if you are on a speaker phone today, please lift your handset before making your selection. You may press star, one on your telephone keypad to ask a question and if at any time you wish to cancel your question you may press the pound key. Please press star, one at this time if you have a question. There will be a brief pause while the participants register and we thank you for your patience.
The first question will be from Michael Cerasoli from Goldman Sachs. Please go ahead.
Michael Cerasoli, Goldman Sachs
Good morning. I just have a few questions on the Puerto Rico acquisition. Can you discuss the tax treatment of these assets? Are they treated like cash flows from any other US state and then separately, can you just discuss the demand drivers and the potential growth opportunities out of this transaction?
Forrest E. Wylie, Chairman and Chief Executive Officer
Sure—excuse me Michael—this horse is choking up here. I’ll try to give you an overview of the demand around the Puerto Rican asset and then I’ll let Khalid Muslih, who’s in charge of our corporate development activities talk about the tax treatment. It is in a free trade zone so there are faithful tax treatments but I’ll let Khalid kind of walk you through it.
Puerto Rico is the largest consumer of refined products in that region. They also have a lot of fuel use, as do all the islands because that’s how they generate power. The islands don’t have enough infrastructure or demand for power necessarily to support, you know, big LRG facilities or long pipelines for delivering actual gas. So, those are kind of the basic fundamentals there.
The terminal in Puerto Rico that we acquired from Shell supplies about a third of the total market for refined products in Puerto Rico. So, it’s a market pool terminal. It’s not a transhipment or a, you know, supply facility. So, we’re very comfortable that over time as we implement our ability to run the asset efficiently as we do in the US that we’ll have more opportunities to, you know, improve and gain more market share from this current 30 percent.
So, you know, we see a great opportunity to be a great supplier of refined products services to Puerto Rico. It’s a good market. This is a pool—market pool terminal and we think that with our better operations approach we’ll be able to supply more and more of the Puerto Rican refined product demand.
With that, I’ll turn it over to Khalid who can tell you about the tax issue with Puerto Rico.
Khalid Muslih, President Development & Logistics; Vice-President Corporate Development
Thanks Forrest. At the moment, you know, there’s not too much that I can say because we’re actually going through, you know, obviously getting the customary, you know, consents and approvals. We hope to get that done before, say the end of the year. But notionally, the facility does operate currently under a tax grant associated with I guess, you know, Puerto Rican local authority. We’re in the process of getting that tax grant, you know, reassigned to us but in general, yes there are in-country or in-state taxes at Puerto Rico but this particular tax grant, given the fact that we do mostly, you know, blending type activities of various component products that are brought into the facility and then either, you know, distributed locally or regionally, you get the benefit of a much lower taxable rate.
That’s really all I can comment at the moment but like Forrest said, it does—the facility is located in a free trade zone so that helps with the—notionally the tax grant affords us the ability to operate under a much lower taxable rate.
Michael Cerasoli, Goldman Sachs
Okay, the range of the...

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Khalid Muslih, President Development & Logistics, Vice-President Corporate Development
The range is somewhere between two to seven percent.
Michael Cerasoli, Goldman Sachs
Of tax.
Khalid Muslih, President Development & Logistics, Vice-President Corporate Development
Of tax, in-country tax.
Michael Cerasoli, Goldman Sachs
In-country tax.
Forrest E. Wylie, Chairman and Chief Executive Officer
Does that answer your question, Michael?
Michael Cerasoli, Goldman Sachs
Yes, thank you. You know kind of switching gears just, you gave a pretty good update on Union pipeline. Have you—is there any thoughts towards you being this project and if so, what kind of qualities would you be looking for in a potential candidate?
Forrest E. Wylie, Chairman and Chief Executive Officer
I’ll let Clark Smith cover that. He’s kind of the point person on Marcellus Union.
Clark Smith, President and Chief Operating Officer
Yeah, Michael, we have looked at that and obviously one quality, the—an expansion of the total demand on the system will bring a lot of value. The major shipper on this line is going to be Nova. They do—at this point they do not have an interest in being a partner in it. Obviously the competitors, I think at some point will be approaching us because I do believe our project is clearly the lead. It’s one of the best solutions going forward, so yes. We would entertain it. It would probably be about trying to improve the overall demand for products for transportation on the system.
Michael Cerasoli, Goldman Sachs
Great, that’s it for me. Thanks guys.
Forrest E. Wylie, Chairman and Chief Executive Officer
Thanks Mike.
Operator
Thank you. The next question will be from Aaron Zarahn from Barclays Capital. Please go ahead.
Brian Zarahn, Barclays Capital
Hi, it’s Brian Zarahn.
Forrest E. Wylie, Chairman and Chief Executive Officer
Hi Brian.
Brian Zarahn, Barclays Capital
Hi guys. Can you repeat the purchase price for the Puerto Rico acquisition?
Forrest E. Wylie, Chairman and Chief Executive Officer
Thirty six million dollars.
Brian Zarahn, Barclays Capital
Thirty six.
Forrest E. Wylie, Chairman and Chief Executive Officer
Yep.

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Brian Zarahn, Barclays Capital
That seems fairly low given the, you know, less than $10 a barrel. Can you comment as to why it’s so low?
Forrest E. Wylie, Chairman and Chief Executive Officer
Yeah, Brian, I think that if you’re looking at per barrel economics, it is not a metric that we actually use and the reason is because barrels are worth more in some places than they are in other places. In addition, some of this storage capacity that’s in the per barrel numbers are in crude oil service. This used to be an old refinery site and so we’re going to have to find ways to use about 1.6 million of barrels of that storage that’s currently in crude service and turn it into another type of product service.
So, I think that, you know, it was a good acquisition for Buckeye. I think we paid a fair price for it. The per barrel metrics really don’t make a lot of sense because so much of the tankage is in alternate services. We’re going to have to find a new use for it.
Brian Zarahn, Barclays Capital
Okay and then you mentioned you’re looking—this would be the first stab into standing internationally. Can you comment as to what regions you view as more attractive as potential entry?
Forrest E. Wylie, Chairman and Chief Executive Officer
You know, our board last year when we had our offsite strategy meeting, you know, if you believe and I don’t currently believe, but if you believe that Exxon dry and refined product demand in the US has peaked in 2007, how do you grow your business. Well one is, you become the lowest cost provider, you know, in the US, the system. When the barrels go away, they go away off somebody else’s system and you can drive volumes onto your system.
Another way to do it is to look where there is growth in refined products and there are, you know, the world is kind of changing the dynamics around refinery capacity and so, you know, people are starting to ship more clean products to the US and they have transhipment facilities where that happens. You’re seeing a lot of fuel oils being shipped into China with the Panama Canal being widened in 2014 for suezmax-size vessels versus current panamaxes that makes, you know, shipments of fuel oils from the US into China more efficient and, you know, we think that there’s opportunities to participate in this growing demand for refined products around the US, you know, outside of the US.
Other areas where you’re seeing a lot of growth is, you know, in the Far East. You’re seeing a lot of growth in, you know, the Middle East, let’s call it, that area. You’re also seeing a lot of growth in some of the other outlying countries around there. Europe is not a big growth market but I think you’re seeing consolidation of assets in Europe like you’ve been seeing in the last 10 to 15 years in the US. I.e. a lot of infrastructure is owned by majors and/or governments and they want, you know people to operate them the most efficiently or they come in and take them over.
So, we’re seeing it really across the board from high growth markets around the world to really opportunistic consolidation. Not necessarily high growth but, you know more fragmented assets that are owned by majors in continental Europe. So I’d hate to rule out any place, you know. Wherever we think we have the opportunity to come in and prove the operations of the asset and we can make good sense macroeconomically long term for, you know, a Buckeye ownership from a unit holder perspective, we’ll take a look at it.
Brian Zarahn, Barclays Capital
And finally, your Puerto Rico and Louisiana storage announcements sort of add to your list of acquisitions from majors. How attractive do you see the opportunity set for additional acquisitions from majors?
Forrest E. Wylie, Chairman and Chief Executive Officer
You know, the majors are out there in a big way right now with auctions. The majors are out there in a big way kind of negotiating with individual companies when the assets are clearly, you know, synergistic to that company. So, you know, we’re seeing the pace pick up from 2010, that’s towards the end of this year. So I think that the opportunity set is getting riper for 2011 and 2012 then what you’ve seen in 2009 and 2010.
It just takes a long time for these majors to put together these asset packages and get the information put together and get it approved from the boards and take it

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to market. So they have to work it up. They’ve been working on it for a year and a half. I think we’re actually coming to the point where the packages are actually starting to flow out now.
Brian Zarahn, Barclays Capital
Okay, I appreciate the colour. Thanks Forrest.
Forrest E. Wylie, Chairman and Chief Executive Officer
Yep.
Operator
Thank you. The next question will be from Michael Blum from Wells Fargo. Please go ahead.
Michael Blum, Wells Fargo
Thanks. Good morning, everyone.
Forrest E. Wylie, Chairman and Chief Executive Officer
Hi Mike.
Michael Blum, Wells Fargo
Two quick questions, one, any thoughts or feel for trends in gasoline demand? Obviously diesel has picked up nicely but what are you seeing in gasoline or where do you think we’re heading there?
Forrest E. Wylie, Chairman and Chief Executive Officer
Well you know, in October this year, you know, we saw about 7.8 percent increase year-over-year from last year in total products moved on our pipes and gasoline in October was up over four percent. So, you know, gasoline is starting to pick up. I think you, you know, you saw the diesels and everything kind of go first because that’s the inventory, inventory restocking and the economy picking up, and then gasoline is starting to pull through. So, you know, October was the first time we’ve seen increasing, you know, gasoline on your, you know, statistics since the third quarter—I’m sorry—the second quarter of 2007. So, you know, I feel personally that the gasoline market has levelled out. We’ve gotten through the ethane blend wall—I’m sorry—the ethanol blend wall. I’ve got too many ethanes on the brain here—ethanol blend wall.
You know, BP came out and said go to 15 percent but it’s only for 2007 cars or newer. I don’t think that’s going to have a major impact on gasoline volumes because that means each service station is going to have to have a pump for E10 and a pump for E15 and a pump for E85 and I think that most manufacturers or distributors aren’t going to want to make that incremental investment and/or take the risk that somebody mis-pumps. So, I think gasoline, hopefully, has seen—it’s tough to say—and is going to return and we’re going to see better volume metric growth in 2011 and going forward.
Michael Blum, Wells Fargo
Okay, second question on the Marcellus Union pipeline. What—just looking—just thinking about from a timing perspective, I mean, when do producers need to commit in order to get the pipe built in time to pair up with the production?
Forrest E. Wylie, Chairman and Chief Executive Officer
We’re going to have to start breaking ground late-ish around June of next year. Do you have anything to add there, Clark?
Clark Smith, President and Chief Operating Officer
No, I think that—I think that’s the timing we told you, Michael in the past. Two and a half years to build this and there’s certainly a problem. At the end of 2013, beginning of 2014 we have an excess NGL situation in the Marcellus. The producers are well aware of it. They’re starting to move on their commitments. So we’re pretty hopeful that we can get the commitments and Nova can get their commitments in place in the other markets and we can get—we get moving on this the first quarter of 2011.
But we’re, our project right now is planning to be a second half 2013 project if everything goes according to the timing line I just described.

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Buckeye Partners, LP and Buckeye GP Holdings Third Quarter 2010 Financial Results
Monday, November 8, 2010 — 11:00 AM ET
Michael Blum, Wells Fargo
Okay great. Thank you very much, guys.
Forrest E. Wylie, Chairman and Chief Executive Officer
Sure, Michael.
Clark Smith, President and Chief Operating Officer
Thanks.
Operator
Thank you. Our next question will be from Selman Akyol from Stifel Nicolaus. Please go ahead.
Selman Akyol, Stifel Nicolaus
Thank you. Good morning.
Forrest E. Wylie, Chairman and Chief Executive Officer
Good morning.
Selman Akyol, Stifel Nicolaus
I guess with the improvements you’ve seen in diesel, the majority of that is behind us or would you still expect to continue, you know, strong year-over-year comparisons going forward.
Forrest E. Wylie, Chairman and Chief Executive Officer
You know, I wish we were seeing diesel, you know, up 40 percent a year. I think that the rate of increase, you know, I don’t believe we’re going to see a 10 percent overall volume increase in 2011 versus 2010, right. Historically Buckeye saw average growth rates of one to two percent volume increases since 1989, on average. Look at the average we’re really one and a half percent over that period. Because of the economic, you know, recession, I think that 2011, we’re hopeful that 2011 you’ll see higher growth rates than our historical average which was one to one and a half percent, and then over time you’d level it out to that more, you know, annual approach.
So, I can’t call it for 2011. It’s hopefully going to be higher than our historical average of one to two percent growth. I think that it probably will be just because of the economy recovering but then eventually, you know, 2012, 2013 you get to a more of a long term sustainable one to two percent growth rate.
Selman Akyol, Stifel Nicolaus
All right and then you think about in terms of the Lodi field and everything that’s going on in natural gas storage. And I understand, you know the weakness in the cycle right now but how long do you think before that really starts to improve? I mean, I understand you say you’re well positioned for the upturn but how long before you think that kicks in?
Forrest E. Wylie, Chairman and Chief Executive Officer
You know, I think 2011 is going to be about the same challenge that we had in 2010. I think that the commercial people that operate the hub services activity, the interruptible, you know, park and loan business, are well positioned for next year. They weren’t well positioned for 2010 because of all the Kirby Hill II problems that we had where we had to push gas, you know, out of the current delivery cycle because our project was late and we had to, you know, lend that gas out over two years. And so they’ve been fighting that cost of doing that at Kirby Hills II for last year. I think next year they’re—they don’t have as much headwinds on the hub services side as they had in 2010. So, I’m hopeful that 2011 will be slightly better than 2012—I mean 2010 but I don’t see the re-contracting rates improving probably until 2012-2013 and that’s driven by natural gas prices and volatility.
And the problem that all storage operators have had is that natural gas prices are approaching, you know, not all time lows but cycle lows and there’s—it’s been one way. It’s just been going down. There’s no volatility. So, you know, 2011 hopefully we do a little bit better than we did in 2010. 2012 was probably the first opportunity to see storage rates start to move up from their, you know, all time lows which we’re seeing in the market right now.

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Buckeye Partners, LP and Buckeye GP Holdings Third Quarter 2010 Financial Results
Monday, November 8, 2010 — 11:00 AM ET
Selman Akyol, Stifel Nicolaus
All right and then last question from me, you think about the Marcellus and you’re switching your project to an ethane-only pipeline. When you think about that, are you seeing the fractionation develop up there by the time you bring your pipeline on, or how do you get to ethane-only, I guess is the question.
Clark Smith, President and Chief Operating Officer
Yes, Nova’s got a substantial capital program on the frac side up at Sarnia so the demand is certainly there. It’s going to grow over time.
Forrest E. Wylie, Chairman and Chief Executive Officer
And then you also have, you know, your fraction in the supply area. You’ve got MarkWest out there with a frac and you’ve got, you know some other fracs. Kaman out there with a frac, so you’ve got other fracs planned. So, you know, the whole thing was—we were going to try to provide an industry solution.
An industry solution means you’re solving the producers’ problem and you’re solving the market’s desires. The market wants ethane up in Sarnia. They can handle NGLs but they want ethane up in Sarnia. The producers think that there’s a better market for the C3+’s, right, after you take out methane and ethane in the market area, i.e. the east coast market area. So, you know, the market in Sarnia is saying we can handle just ethane. The producers in the Marcellus were saying, we’ve got solutions for everything but the ethane, and our job is to connect the two dots, so that’s what we’ve been trying to do.
There is going to be enough fractionation capacity in the market—I’m sorry—in the supply area and you’re seeing it being developed by traditional, you know, fractionation supplying companies, Mark West, Kaman and you may see others but yes. When we get to 2014 there’s going to be plenty of ethane available to go to Sarnia.
Selman Akyol, Stifel Nicolaus
Thank you very much.
Operator
Thank you. The next question will be from John Tysseland from Citigroup. Please go ahead.
John Tysseland, Citigroup
Hi guys. Good morning.
Forrest E. Wylie, Chairman and Chief Executive Officer
Hi.
John Tysseland, Citigroup
You know, back on the Marcellus project, I mean, there are obviously a number of competing projects out there and it seems like the one that’s going to win is going to be the one that gives producers the best net back but, I mean, from your approach do you think that producers will be able to get—still get a premium to the natural gas for their ethane or are you kind of looking at your project and the cost of the project and the tariff, expected tariff that would suggest the producers will kind of have to come to the realization that an ethane uplift might be an added brush for the Marcellus.
Forrest E. Wylie, Chairman and Chief Executive Officer
You know, I—Nova is responsible for negotiating with the producers on pricing and, you know, making—and Nova will get the long term supply commitments from the producers for the ethane and, you know, I think that Nova would have to answer that question, as well as the producers. You know, our job is to build an operating pipeline that connects the dots. So, I don’t know because I don’t need to know what the producers and/or Nova are negotiating as far as pricing on ethane and I’d be, you know, lying to you if I tried to guess, John. So, I wish I could answer it but I can’t.
John Tysseland, Citigroup
No, that’s fair. I guess another way of answering the same question would be, I mean, are you willing to share kind of your tariff rate that you’re—like a tariff rate that you’re willing to target or that you’re trying to target for the solution?

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Buckeye Partners, LP and Buckeye GP Holdings Third Quarter 2010 Financial Results
Monday, November 8, 2010 — 11:00 AM ET
Forrest E. Wylie, Chairman and Chief Executive Officer
Yeah, we published that. In fact, we have a website out there and I think, Clark, if you can give him the name.
Clark Smith, President and Chief Operating Officer
Yeah, John, if you go to mupipeline.com we just put up a recent presentation we made at a Marcellus conference that has a project comparison of our transportation rate to our competitors.
John Tysseland, Citigroup
Got it, that’s helpful. And then lastly, the—can you remind us what the contract structure is out at Lodi and then, you know, how much you have on their firm and how much you used for hub services, and then also how that might—what comes off in 2011 if anything.
Forrest E. Wylie, Chairman and Chief Executive Officer
Yeah, we have, you know, all it contracted through 2011, of course April of 2011 where probably 90 to—80 to 90 percent is going to be re-contracted in April.
John Tysseland, Citigroup
Okay.
Forrest E. Wylie, Chairman and Chief Executive Officer
All right?
John Tysseland, Citigroup
Great. Thank you.
Operator
Thank you. As a reminder, if you have a question you may press star, one. The next question will be from Jeremy Tonet from UBS. Please go ahead.
Jeremy Tonet, UBS
Good morning.
Forrest E. Wylie, Chairman and Chief Executive Officer
Good morning.
Clark Smith, President and Chief Operating Officer
Good morning.
Jeremy Tonet, UBS
I think you guys have mentioned in the past the Lodi asset reaching an—a run rate of $50 million range at some point when it was fully ramped up. Given what you’ve seen in the natural gas market right now, do you still expect to hit that rate in the near term and how do you see the ramp up, I guess, progressing towards that?
Forrest E. Wylie, Chairman and Chief Executive Officer
Yeah, you know, I think, as I said earlier I think 2011 is going to be a little challenging because, I mean, we are going to have to accept what the market will pay on storage rates for 2011 but I think hub services-wise we’ll do a little bit better. I think 2012 is really our first opportunity to see the EBITDA start increasing from current levels because both, hopefully, improving storage rates but also bringing on, you know, additional capacity as Clark had mentioned. We’re doing a lot of things to improve the performance as well as the cabin capacity at Lodi. So between the two, you know, if we get some help with the rate side between the two, you know, 2012-2013 could be when we see what we expected from Lodi.
Jeremy Tonet, UBS
That’s helpful. Thank you.

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Buckeye Partners, LP and Buckeye GP Holdings Third Quarter 2010 Financial Results
Monday, November 8, 2010 — 11:00 AM ET
Forrest E. Wylie, Chairman and Chief Executive Officer
Mm-hmm.
Operator
Thank you and there are no further questions at this time, so I’ll return the meeting back to you, Mr. Wylie.
Forrest E. Wylie, Chairman and Chief Executive Officer
Thank you, Joe and thanks everybody for joining us today on our call and your ongoing interest in Buckeye and BGH. The partnership remains in a solid financial position and we are in excellent shape to capture market opportunities, as you can see. We have our focus on an uninterrupted improvement and to be the best-in-class asset manager. Finally, I’m sure you can tell we’re eager to capitalize on the potential that the merger with BGH will offer and so I look forward to speaking with you again next quarter, and hopefully we’ll have a lower cost of capitals and a lot of exciting things to talk about. Thanks again. Bye bye.
Operator
Thank you. The conference call has concluded. You may disconnect your telephone lines at this time and we thank you for your participation.

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The following text is required by SEC rules:
Buckeye Partners, L.P. (“Buckeye”) and Buckeye GP Holdings L.P. (“BGH”) have filed a joint proxy statement/prospectus and other documents with the SEC in relation to their proposed merger. Investors are urged to read these documents carefully because they contain important information regarding Buckeye, BGH, and the transaction. A definitive joint proxy statement/prospectus and joint proxy statement/prospectus supplement have been sent to unitholders of Buckeye and BGH seeking their approvals as contemplated by the merger agreement in connection with the merger. Investors may obtain a free copy of the joint proxy statement/prospectus, the joint proxy statement/prospectus supplement, and other documents containing information about Buckeye and BGH, without charge, at the SEC’s website at www.sec.gov. Copies of the joint proxy statement/prospectus, the joint proxy statement/prospectus supplement, and the SEC filings incorporated by reference in those documents may also be obtained free of charge by contacting Investor Relations at (800) 422-2825, or by accessing www.buckeye.com or www.buckeyegp.com.
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